UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT
 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
 Watsonville, California 95076
 Telephone: (831) 724-1011

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements are filed as part of this report:

Form 11-K
Pages
Reports of Independent Registered Public Accounting Firms	F-2 - F-3
Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	F-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	F-5
Notes to Financial Statements	F-6 - F-14

2. Financial Statements Schedule

The following financial statement schedule of the Granite Construction Profit Sharing and 401(k) Plan for the year ended December 31, 2012 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2012	S-1

EXHIBITS

The following exhibits are attached hereto and filed herewith:

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 28, 2013	By:	/s/ Alan Movson
Alan Movson
Committee Secretary

Date: June 28, 2013	By:	/s/ Philip DeCocco
Philip DeCocco
Senior Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

Granite Construction
 Profit Sharing and 401(k) Plan
 Financial Statements
 as of December 31, 2012 and 2011 and
 for the year ended December 31, 2012

Granite Construction
Profit Sharing and 401(k) Plan
Index of Financial Statements, Schedule and Exhibits

Pages
Reports of Independent Registered Public Accounting Firms	F-2 - F-3

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	F-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	F-5
Notes to Financial Statements	F-6 - F-14

Supplemental Schedule:
Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2012	S-1

Exhibits:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction
Profit Sharing and 401(k) Plan
We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2012, and for the year then ended, as listed in the accompanying index of financial statements, schedule and exhibits. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index of financial statements, schedule and exhibits, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction
Profit Sharing and 401(k) Plan
We have audited the statement of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2011. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 14, 2012

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31,
	2012	2011
Assets
Investments, at fair value	$309,266,557	$197,708,787

Non-interest bearing cash	27,987	44,280
Notes receivable from participants	4,029,905	3,681,310
Net assets available for benefits	$313,324,449	$201,434,377

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended
December 31,
2012
Change in net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$53,751,359
Interest and dividends	6,958,801
Net gain from investment activities	60,710,160

Additions:
Employee contributions, including rollovers	10,466,227
Employer contributions	2,755,529
Interest income on notes receivable from participants	182,933
Diversification from employee stock ownership plan	76,207
Transfer of assets to plan	65,901,875
Total additions	79,382,771

Deductions:
Distributions to participants or beneficiaries	(27,305,881)
Fees and expenses	(186,971)
Deemed distribution of participant loans	(710,007)
Total deductions	(28,202,859)

Change in net assets available for benefits during the year	111,890,072
Net assets available for benefits, beginning of year	201,434,377

Net assets available for benefits, end of year	$313,324,449

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the “Company”).  An employee generally becomes eligible to elect to make 401(k) contributions as of his or her date of hire. For all other purposes under the Plan, an Employee generally becomes a participant in the Plan as of the first day of the month coinciding with or next following the date on which he or she is credited with at least 1,000 Hours of Service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan.  The Plan is subject to the provisions of the Employee Retirement Security Act of 1974, as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”).  Other than with respect to the Granite Construction Incorporated Common Stock Fund (“Granite Common Stock”), the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock. All necessary and proper expenses incurred in the administration of the Plan are paid either by the Company or from Plan assets pursuant to the Plan document.

Contributions

The Company may make profit sharing and 401(k) matching contributions in an amount determined by the Board of Directors.  Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors.  Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits.  The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code (“IRC”).  The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions).  No profit sharing contributions were made to the Plan during 2012.

Effective January 1, 2011, the Plan was amended to replace the safe harbor matching contribution provision with a discretionary matching contribution provision. A 2% discretionary matching contribution was made to eligible participants for 2012.

During 2012 all eligible Plan participants could make employee pre-tax contributions to the Plan of up to 50% of gross pay, and/or after-tax Roth contributions to the Plan of up to 50% of gross pay, not to exceed a combined total of pre-tax and after-tax contributions of $17,000. The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 1% of eligible compensation, unless the employee affirmatively elects otherwise. Effective November 1, 2012 this was increased to 2% of eligible compensation. Plan participants who reached age 50 during the Plan year had the option to make an additional “Catch Up” contribution on a pre-tax basis and/or after-tax Roth basis, not to exceed a combined total of pre-tax and after-tax contributions of $5,500 in 2012.

The Plan offered an option for deferring the cash equivalent of the dividends from the Granite Construction Employee Stock Ownership Plan (“ESOP”) up through May 31, 2012.  The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the Plan equal to the amount of the ESOP dividend passed through to them.

Transfer of the ESOP into the Plan

Effective June 1, 2012, the ESOP was merged with and into the 401(k) Plan and assets of the Company’s ESOP of approximately $65,900,000 were transferred into the Plan. The merger of the ESOP into the Plan allows participants to sell Granite Common Stock in the ESOP and invest the money in other investment options within the 401(k) Plan.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

ESOP Diversification Account

Until the aforementioned ESOP merger in June 2012, the Plan permitted certain participants under the ESOP to have a portion of their ESOP stock account liquidated and the proceeds transferred to the Plan.  No portion of the participant’s ESOP diversification account was allowed to be invested in Granite Common Stock.

Participant Accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”).  Each eligible participant’s account is credited with an allocation of (a) the Company’s 401(k) match and discretionary profit sharing contributions, if any, (b) Plan earnings or losses, (c) profit sharing forfeitures of terminated participant’s non-vested accounts and (d) participant’s contributions. The discretionary profit sharing contributions are allocated based on eligible earnings, as defined in the Plan document.  Profit sharing forfeitures are allocated to eligible participant accounts in equal amounts, as defined in the Plan document.

Notes Receivable from Participants

Effective May 1, 2011, the Plan was amended to allow Participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested Plan account balance. The Notes Receivable from Participants (“Notes Receivable”) bear interest at the Prime Rate plus 1% and must be repaid to the Plan within a five-year period, unless the Notes Receivable is used for the purchase of a principal residence in which case the maximum repayment period may be extended. Outstanding Notes Receivable at December 31, 2012 carried an interest rate of 4.25%.

Vesting

The full amount of the participant’s profit sharing account becomes vested on his or her normal retirement date, as defined in the Plan document, or when his or her employment with the Company terminates by reason of death or total disability, or when his or her years of vesting service is completed as defined in the Plan document.  For participants that work one or more hours on or after January 1, 2007, the full amount of the profit sharing account becomes vested after three years of service.  For participants who do not perform work after December 31, 2006, the profit sharing account requires five years of service for full vested status. The full value of the participant’s elective contribution and matching account are fully vested at the time of deferral.

Forfeitures

Profit sharing forfeitures may be used to pay Plan expenses. A total of $40,203 of the 2012 profit sharing forfeitures was used to pay Plan expenses. Forfeitures for each Plan year not used to pay Plan expenses are allocated to participants in equal shares for each Plan year in which they are employed by the Company as of the Plan year end. At December 31, 2012 and 2011, forfeited non-vested accounts totaling zero and $190,992, respectively, were allocated.

Distributions

On termination of service for any reason, including death or disability, participants with less than $1,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their vested account balance as prescribed in the Plan document.  If the participant has more than $1,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed in the Plan document.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

Hardship Withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Investments

Participants may direct Company and participant contributions into any of the designated investment options approved by the Committee.  Included in the designated investment options are various mutual funds, a common/collective trust and Granite Common Stock.

Except for Granite Common Stock included in the ESOP, which merged into the Plan effective June 1, 2012, new contributions to the Plan are limited to no more than 50% being invested in Granite Common Stock. In addition, Plan participants will be prevented from transferring existing assets into Granite Common Stock if more than 50% of their total account balance will be invested in Granite Common Stock as a result of the transfer.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and related disclosure of contingent assets and liabilities.  The estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The investment in the Collective/Common Trust (“CCT”) is valued at contract value as reported by Mercer and approximates and is reported in the financial statements at fair value.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

Non-interest bearing cash

Non-interest bearing cash is made up of unsettled transactions relating to the Granite Common Stock.

Distributions

Distributions to participants are recorded when paid.

Notes Receivable

Notes Receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Notes Receivable are deemed distributions based upon the terms of the Plan document. A Note Receivable is considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based upon the terms of the Plan document.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, Granite Common Stock and other investment securities, which the Administrator may, from time to time, make available.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. The ASU clarified the application of certain existing fair value measurement guidance and expands the disclosure requirements for fair value measurements that are estimated using significant unobservable (Level 3) inputs and for assets and liabilities disclosed but not recorded at fair value. The Plan adopted the new disclosure requirements effective January 1, 2012.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

3.	Fair Value Measurements

The Plan measures and discloses certain financial assets and liabilities at fair value. The carrying value of Note Receivable approximate their fair values because of the short-term nature of the instruments. As of December 31, 2012 and 2011, the Plan’s valuation methodology used to measure the fair values of common stock and mutual funds was derived from quoted market prices as substantially all of these instruments have active markets. The CCT fund is valued using the market approach at the net asset value of units held by the Plan at year end.

The methods described above for measuring fair values as of December 31, 2012 and 2011 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2012:

Investments at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
CCT:
Bond fund	$—	$23,793,186	$—	$23,793,186
Total CCT	—	23,793,186	—	23,793,186

Mutual Funds:
Asset allocation/lifecycle funds	54,693,927	—	—	54,693,927
Blend fund	20,339,600	—	—	20,339,600
Bond funds	26,674,756	—	—	26,674,756
Growth funds	37,163,906	—	—	37,163,906
Domestic value funds	24,437,742	—	—	24,437,742
International value fund	17,458,444	—	—	17,458,444
Total mutual funds	180,768,375	—	—	180,768,375

Common Stock	104,704,996	—	—	104,704,996

Total investments at fair value	$285,473,371	$23,793,186	$—	$309,266,557

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2011:

Investments at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
CCT:
Bond fund	$—	$20,390,418	$—	$20,390,418
Total CCT	—	20,390,418	—	20,390,418

Mutual Funds:
Asset allocation/lifecycle funds	47,400,782	—	—	47,400,782
Blend fund	17,634,343	—	—	17,634,343
Bond funds	24,329,371	—	—	24,329,371
Growth funds	33,548,749	—	—	33,548,749
Domestic value funds	21,998,320	—	—	21,998,320
International value fund	15,813,749	—	—	15,813,749
Total mutual funds	160,725,314	—	—	160,725,314

Common Stock	16,593,055	—	—	16,593,055

Total investments at fair value	$177,318,369	$20,390,418	$—	$197,708,787

The CCT as of December 31, 2012 and 2011 was the Wells Fargo Stable Return Fund C (the “Fund”). The Fund has invested all of its assets in the Wells Fargo Stable Return Fund G (“Fund G”), a collective trust fund managed and trusteed by Wells Fargo Bank, N.A. (“Wells Fargo”) as advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo. An investment in the Fund results in the issuance of a given number of participation interests (“units”) in the Fund. Fund G invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies and other financial institutions. The asset value of the Fund is classified within level 2 of the fair value hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

The objective of the Fund is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. Any Plan sponsor or Plan fiduciary initiated withdrawal from the Fund will require a twelve month written notice of intent to withdraw assets from the Fund. At the discretion of Wells Fargo, the notification periods identified for withdrawals may be waived. Redemptions or exchanges of Fund shares may be delayed or suspended for up to twelve months, or even longer if Wells Fargo obtains an exemptive order or other appropriate relief from the Comptroller of the Currency.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

4.	Investments

The following schedule presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2012	2011
Granite Construction Incorporated ESOP	$85,399,553	$ *
Wells Fargo Stable Return Fund	23,793,186	20,390,418
PIMCO Total Return Fund	23,365,178	21,855,447
Vanguard Institutional Index Fund	20,339,600	17,634,343
Granite Construction Incorporated	19,305,443	16,593,055
Lord Abbett Mid-Cap Value Fund	18,747,952	17,495,103
Harbor International Fund	17,458,444	15,813,749
Vanguard Capital Opportunities Admiral Share Fund	*	14,069,334
Vanguard Morgan Growth Fund	*	12,297,768
 * Less than 5% of net assets at year end

During 2012, the Plan’s investments appreciated in value as follows:

Mutual Funds	$18,074,256
Common/Collective Trust	369,530
Granite Common Stock	35,307,573
Net appreciation in fair value of investments	$53,751,359

5.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 28, 2013 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust which forms a part of the Plan, is exempt from federal income and state franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

6.	Related Party and Party in Interest Transactions

The Plan allows investment in Granite Common Stock. Any purchases and sales of common stock are performed in the open market at fair value.  Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Aggregate investment in Granite Common Stock at December 31 was as follows:

Granite Construction Incorporated Stock Fund
Year	Number of shares	Fair Value
2012	574,225	$19,305,443
2011	699,539	16,593,055

Granite ESOP Fund
Year	Number of shares	Fair Value
2012	2,540,141	$85,399,553

During the year ended December 31, 2012, the Plan purchased $2,761,344 and sold $9,217,253 within the Granite Construction Incorporated Stock Fund, and purchased $718,654 and sold $10,839,712 within the Granite ESOP Fund.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time.  In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$313,324,449	$201,434,377
Amounts allocated to withdrawing participants	(58,356,163)	(41,452,000)
Net assets available for benefits per the Form 5500	$254,968,286	$159,982,377

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2012 to Form 5500:

Distributions to participants per the financial statements	$27,305,881
Amounts allocated to withdrawing participants at December 31, 2012	58,356,163
Amounts allocated to withdrawing participants at December 31, 2011	(41,452,000)
Distributions to participants per Form 5500	$44,210,044

The participant vested balances of employees who terminated or retired prior to December 31, 2012, and have not taken a distribution prior to December 31, 2012, are included in benefit claims payable on Schedule H of the Form 5500.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

9.	Subsequent Events

401(k) Matching Contributions

Effective March 25, 2013, the Plan document was amended to revise the provisions related to matching contributions. Participants are entitled to share in the allocation of matching contributions for each Plan year in which 401(k) contributions are made to the Plan. The rate of matching contributions is equal to 100% of 401(k) contributions of the Participant up to a maximum of 3% of the Participant’s 401(k) compensation. The Company’s matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan.

Recognition of Prior Service for Kenny Construction Company Employees

On December 31, 2012, Granite Construction Incorporated acquired Kenny Construction Company. On February 1, 2013, the Plan was amended to recognize service prior to the acquisition for purposes of receiving Company match and profit sharing contributions.

Rollover of Loans from the Kenny Industries Tax Sheltered Savings Plan

Effective February 1, 2013, Kenny Construction Employees with Notes Receivable in the Kenny Industries Tax Sheltered Savings Plan were allowed to rollover the assets of their account and their Notes Receivable to the Plan.

One-time Profit Sharing Contribution to Kenny Construction Company Employees

On June 6, 2013, eligible Kenny Construction Company employees that had at least 1,000 hours of service as of March 1, 2013 and were actively employed on March 28, 2013 received a one-time profit sharing contribution of $122,273 which was equivalent to the Company match during the period they were unable to contribute to the Plan.

Partial Distributions and Installment Payments

The Plan was amended on June 25, 2013 to allow for partial distributions and installment payments for terminated employees.

Granite Construction
Profit Sharing and 401(k) Plan
EIN 77-0239383, Plan 001
Schedule H, line 4(i) - Schedule of Assets (Held At End of Year)
December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investments	Cost(1)	Current Value
*	Granite Construction Incorporated - ESOP	Common Stock		$85,399,553
	Wells Fargo Stable Return Fund	Common/Collective Trust		23,793,186
	PIMCO Total Return Fund	Mutual Fund		23,365,178
	Vanguard Institutional Index Fund	Mutual Fund		20,339,600
*	Granite Construction Incorporated	Common Stock		19,305,443
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		18,747,952
	Harbor International Fund	Mutual Fund		17,458,444
	Vanguard Capital Opportunities Admiral Share Fund	Mutual Fund		15,572,746
	Vanguard Morgan Growth Fund	Mutual Fund		13,771,349
	Manning & Napier Pro-Blend Extended Term Fund	Mutual Fund		9,883,986
	Manning & Napier Pro-Blend Moderate Term Fund	Mutual Fund		7,382,185
	Managers Institutional Micro-Cap Fund	Mutual Fund		6,606,997
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		6,175,693
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		5,259,075
	T. Rowe Price Retirement 2025 Fund	Mutual Fund		4,384,219
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		3,915,427
	Northern Small-Cap Value Fund	Mutual Fund		3,759,974
	T. Rowe Price Retirement 2035 Fund	Mutual Fund		3,733,259
	T. Rowe Price Retirement 2045 Fund	Mutual Fund		3,484,994
	Blackrock Inflation Protected Bond Institution Fund	Mutual Fund		3,309,578
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		2,701,805
	Manning & Napier Pro-Blend Conservative Term Fund	Mutual Fund		2,201,669
	T. Rowe Price Retirement 2015 Fund	Mutual Fund		2,061,844
	Invesco Van Kampen Growth and Income Fund CL	Mutual Fund		1,929,816
	T. Rowe Price Retirement Income Fund	Mutual Fund		1,254,030
	American Funds Europacific Growth Fund	Mutual Fund		1,212,815
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		1,051,845
	T. Rowe Price Retirement 2055 Fund	Mutual Fund		746,139
	T. Rowe Price Retirement 2005 Fund	Mutual Fund		457,756
	Total Investments at Fair Market Value			$309,266,557
	Participant Loans	Interest rates at 4.25%		4,029,905
	Total Investments			$313,296,462

	* Known party-in-interest (exempt transactions)
	(1) Cost information has been omitted with respect to participant directed transactions

S-1

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-170488, No. 333-118299, No 333-80471 and No. 033-36485) of Granite Construction Incorporated of our report dated June 28, 2013, with respect to the statement of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 28, 2013

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-170488, No. 333-118299, No 333-80471 and No. 033-36485) of Granite Construction Incorporated of our report dated June 14, 2012, with respect to the statement of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2011, which report appears in the December 31, 2012 annual report on Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 28, 2013